SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

9 October 2024

2024 FIRST INTERIM DIVIDEND

On 28 August 2024, Prudential plc ("Prudential") announced a 2024 first interim dividend of 6.84 US cents per ordinary share (the "Dividend"). On 30 August 2024, Prudential further announced that a scrip dividend alternative would be offered in respect of the Dividend in accordance with the shareholder approval obtained at the 2024 annual general meeting. The scrip dividend alternative will involve the issuance of relevant new ordinary shares on the Hong Kong line only.

Shareholders holding shares on the UK and Hong Kong registers were able to elect to receive their dividend payment in US dollars by the date set out in the announcement released on 28 August 2024.

UK register
Shareholders holding shares on the UK register who have elected to receive the Dividend in cash and have not elected to receive their dividend payment in US dollars will receive the dividend payment in pounds sterling and their dividend will be converted from US dollars to pounds sterling at the rate of one US dollar to 0.762486 pounds sterling.

Accordingly, the amount of sterling payable in cash on 23 October 2024 will be approximately: 5.215404 pence per ordinary share.

Hong Kong branch register
Shareholders holding shares on the Hong Kong branch register who have elected to receive the Dividend in cash and have not elected to receive their dividend payment in US dollars will receive the dividend payment in Hong Kong dollars and their dividend will be converted from US dollars to Hong Kong dollars at the rate of one US dollar to 7.767200 Hong Kong dollars.

Accordingly, the amount of Hong Kong dollars payable in cash on 23 October 2024 will be approximately: 0.531276 Hong Kong dollars per ordinary share.

For both UK and Hong Kong register shareholders who have elected to receive new shares in respect of the Dividend, they will receive the cash balance in respect of fractional shares, if any, in pounds sterling or Hong Kong dollars, respectively, being converted from US dollars using the abovementioned exchange rates. For UK register shareholders, the cash balance will be paid at the same time as the distribution of sale proceeds to the UK register shareholders participating in the dealing facility, which is expected to take place within 14 Hong Kong trading days of the completion of the sale of the relevant shares via the dealing facility. For Hong Kong register shareholders, the cash balance will be paid on 23 October 2024. Further details can be found in the Evergreen Scrip Dividend Scheme Circular published on 13 September 2024 or viewed at www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend.

The US dollar to pound sterling and Hong Kong dollar conversion rates set out above were determined by the actual rates achieved by Prudential buying those currencies prior to the date of this announcement.

Contacts

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 October 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary